Owlet, Inc.
3300 North Ashton Boulevard, Suite 300
Lehi, Utah 84043
May 11, 2023
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
Attention: Benjamin Richie
Re:    Owlet, Inc.
Registration Statement on Form S-3
File No. 333-271459
Ladies and Gentlemen:
In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-271459) (the “Registration Statement”) of Owlet, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 5:00 p.m. Eastern Time on May 15, 2023, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Drew Capurro at (714) 755-8008.
Thank you for your assistance in this matter.
Very truly yours,
OWLET, INC.
By:     /s/ Albert Li
Albert Li
Chief Legal Officer and Secretary
cc:    Kurt Workman, Owlet, Inc.
Kate Scolnick, Owlet, Inc.
Drew Capurro, Latham & Watkins LLP

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